Exhibit 1

In the interest of providing updated information in a timely fashion, this letter is being furnished to the U.S. Securities and Exchange Commission (“SEC”) prior to the completion of the translations of the Decision of the Fifteenth Federal Civil Court of the District of Porto Alegre for Civil Appeal No. 70067898254 and the Decision of the Fifteenth Federal Civil Court of the District of Porto Alegre for Interlocutory Appeal No. 70069669182 (the “Decisions”), both referred to in this letter. English versions of the Decisions will be furnished to the SEC under cover of Form 6-K/A as soon as practicable.

Rio de Janeiro, August 24, 2016.

Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários—CVM)

Attn.: Mr. Fernando Soares Vieira

Superintendent of Corporate Relations

Mr. Guilherme Rocha Lopes

Manager of Company Monitoring – 2

c/c

emissores@bvmf.com.br

Re: Official Letter No. 292/2016-CVM/SEP/GEA-2

Dear Sirs,

In reference to Official Letter No. 292/2016-CVM/SEP/GEA-2 (“Official Letter”), which copy is herein attached, in which Oi S.A. – In Judicial Reorganization (“Oi” or “Company”) was asked to provide clarifications concerning the news published on the website of Jornal do Brasil on August 22 and 23, 2016 titled “Oi Executive Officer is accused of participating in a scheme that harmed clients” and “Rio Grande do Sul court accepts complaint and Oi executive officer becomes a defendant,” respectively, Oi explains the following.

First, Oi clarifies that, immediately upon learning of the news in the press, the Company questioned its Chief Legal Officer and was informed that he was not subpoenaed in connection with the prosecution of an alleged criminal action regarding the matter discussed in the news. The Company was also informed that, as far as he was aware, he had already provided all the requested information.

The Company reiterates the terms of the clarification statement disclosed on August 23, 2016, which is attached to this response and will remain available for the review by its shareholders and the market.

It should be noted that in the course of investigations carried out by the competent bodies, the Company and its legal representatives have always acted proactively, attending satisfactorily to all requests for information.

Furthermore, the Company informs that the Fifteenth Federal Civil Court of the District of Porto Alegre, in its decisions in Civil Appeal No. 70067898254, dated May 18, 2016, and Interlocutory Appeal No. 70069669182, dated August 10, 2016, both attached to this response, already ruled that Oi was not a legitimate defendant for the damages alleged in the lawsuits discussed in the news reports.

Independently of the Chief Legal Officer’s clarifications, in a meeting held on this date, the Risk and Contingencies Committee requested a thorough report on the matter from Company’s Internal Auditors.

Oi reiterates its commitment to keeping its shareholders and the market informed about the topics discussed herein and makes itself available to the CVM for further information.

Sincerely,

Oi S.A. – In Judicial Reorganization

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Official Letter No. 292/2016/CVM/SEP/GEA-2

Rio de Janeiro, August 23, 2016.

To:

FLAVIO NICOLAY GUIMARÃES

Investor Relations Officer

OI S.A.

Rua Humberto de Campos, 425, 8th floor—Leblon

22430-190—Rio de Janeiro—RJ

Tel.: (21) 3131-2918 Fax: (21) 3131-1383

E-mail: invest@oi.net.br

c/c: emissores@bvmf.com.br

Subject: Request for clarifications about news published in the media

 Dear Mr. Officer,

1.	We report on the news published on the website of Jornal do Brasil on August 22 and 23, 2016, respectively, titled “Oi Executive Officer is accused of participating in a scheme that harmed clients” and “Rio Grande do Sul court accepts complaint and Oi executive officer becomes a defendant,” in which the following statements are made:

“Oi Executive Officer is accused of participating in a scheme that harmed clients

Eurico Teles diverted more than R$50 million to law firm.

The attorney Eurico Teles, Oi’s chief legal officer, was reported to the Court by the State Prosecutor of Rio Grande do Sul. He is accused of participating in a racketeering scheme that may have harmed more than 30,000 people.

According to the investigations, Eurico and three other people may have bribed a law firm that represented at least 13,000 clients in lawsuits against the company. The objective was to clog the lawsuits and prevent the company from spending more money on costs of proceedings and damages.

The agreement involved the law office of Maurício Dal Agnol. According to the terms of their deal, Oi allegedly committed to diverting R$50 million to Dal Agnol so that proceedings would be settled for 50% of the value already deposited in court by the telecom, which at the time was R$638 million.

The investigations lead to Eurico after the Federal Police seized a signed contract between him and Dal Agnol. The Federal Police Chief of Paso Fundo, Maio Luis Vieira, held 200 open fraud investigations in relation to disputes with Oi. The scheme was uncovered during Operation Carmelina in 2013. When agents searched Dal Agnol’s house, they found the contract signed by Eurico Teles to guarantee favorable outcomes from lawsuits.

The Federal Police discovered that, between 2009 and 2013, close to R$2 billion passed through the accounting systems of Dal Agnol’s law office and shell companies. Of these, only a pittance was transferred to the minority shareholders of the company. The suspicions are that the attorney kept much more than the R$50 million established in contracts. For investigators, Oi was also harmed because, in many cases, the arrangement with the lawyers was more costly than the lawsuit.

The scheme involved Dal Agnol’s employees, who were sent to travel the state to seek clients that could sue Oi. Afterwards, the firm would negotiate the value of the lawsuits. The plot is also the subject of an ongoing administrative inquiry in the entity, after one of the telecom’s tax advisors questioned the amounts paid in lawsuits.

Other accusations

Eurico was the target, in 2013, of an administrative proceeding initiated by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários—CVM). He, along with other executives, was accused of violating Article 256 of the Brazilian Corporation Law. The rule requires a call for a general shareholders’ meeting before the acquisition of companies under certain circumstances. The report used to dismiss the meeting was the subject of the complaint by the minority shareholders.”

“Court in Rio Grande do Sul accepts complaint and Oi executive officer becomes defendant

The Judge of the 3rd Criminal Court of Passo Fundo, in the State of Rio Grande do Sul, accepted the complaint filed by the State Prosecutor against Oi’s chief legal officer, Eurico Teles. He and four other attorneys were accused of conspiracy, racketeering, breach of fiduciary duty and money laundering. Teles was named by the Federal Police a year ago for the same reasons.

According to the complaint, he is accused by prosecutors of having participated in an embezzlement scheme that, according to the Federal Police, defrauded more than 30,000 people in the state: all claimants in legal proceedings against Brasil Telecom, which Oi inherited after the merger. According to the complaint, the scheme consisted of bribing a law firm that represented the claimants in exchange for settling lawsuits.

The complaints were presented by the Public Prosecutor of Rio Grande do Sul (MP-RS) against four attorneys—Mauricio Dal Agnol, Pablo Pacheco dos Santos, Marco Antonio Bezerra Campos and Gabriel de Freitas Magadan—and Oi’s chief legal officer, Eurico de Jesus Teles Neto. Oi made a statement that the company and its legal team ‘underscore their confidence in the consistency and technicality of the investigative bodies, believing that the issue will be properly cleared up and that Oi’s legal representative will be acquitted.’

See the statement:

‘In light of the news published about the State Public Prosecutor of Passo Fundo’s complaint against Oi’s legal representative, the company clarifies that:

With the objective of protecting the company and legally defending it from hundreds of thousands of lawsuits (close to 120,000 total just in the state of Rio Grande do Sul) passed down from proceedings related to the period as a former government-owned telecom, Oi decided to seek as many settlements as possible to minimize losses, within the confines of the law.

According to reports, the amounts received by the lawsuit claimants’ representative were not passed on to the representative’s respective clients, the consequences of which, obviously, are the sole civil and criminal responsibility of these attorneys, and not of Oi or its legal representatives. The company provided all requested information, as a witness, and clarified that it did sign the contract with the attorney Dal Agnol, represented and assisted in the respective negotiations by prominent attorney Dr. Luis Carlos Madeira, for the payment of amounts past due to arising from convictions in the courts of Rio Grande do Sul. Oi clarifies that to compensate the claimants’ lawyers for the portion of the suit settlement for which he would be entitled, but would lose under the terms of the agreement, is not and could not represent an illicit payment, money laundering or a breach of fiduciary duty.

The Rio Grande do Sul Chapter of the Brazilian Bar Association, called to issue an opinion on the contract at the request of the Federal Police Chief of Passo Fundo, recommended the termination of the proceeding. In addition, the Division for Action and Combat of Organized Crime (Grupo de Ação e Combate ao Crime Organizado—GAECO) of the Public Prosecutor of Porto Alegre also requested the termination of the criminal proceeding. The Court accepted the recommendation in March 2016, exempting company employees from criminal liability on the matter.

Oi will adopt, with commitment and tenacity, all the measures necessary to defend Oi and its legal representative. Oi and its legal team emphasize their confidence in the consistency and the technicality of the investigative bodies, believing that the issue will be properly cleared up and Oi’s legal representative will be acquitted.’

The complaint

The case refers to an agreement dated 2009 with the attorneys in proceedings against the operator that allegedly harmed the clients. According to the complaint, Campos arranged with Dal Agnol the amount of R$50 million so that he, breaching his professional duties, would reduce by 50% the amount owed to his clients in 5,557 cases for the benefit of Oi. As the lawsuits involved more than one client, the Prosecutor of Rio Grande do Sul estimates that more than 27,000 people have been harmed.

According to the prosecutor, Dal Agnol also was charged with false representation. He allegedly issued invoices of companies of which he is the co-owner to justify the receipt of R$50 million, but recorded that the amount was allocated to the payment of records analysis services. The lawyer’s license is suspended in the Bar Association Chapters of three states: Paraná, Santa Catarina and Rio Grande do Sul.”

2.	With respect to the above, we request your response as to the veracity of the information contained in the news articles above, and, if confirmed, a statement regarding the measures being taken by the Company regarding the subject of this information, as well as an explanation for why this matter was not disclosed in a Material Fact, pursuant to the terms of CVM Instruction No. 358/02. We also request that the Company clarify its reasoning for not disclosing the statement mentioned and reproduced in the second news article herein on the IPE System on Empresas.NET.

3.	Such statement should include a copy of this Official Letter and shall be made through the IPE System, category: “Notice to the Market,” type: “Clarifications of CVM/BOVESPA Consultation.”

4.	We highlight that, under the terms of Art. 3 of CVM Instruction No. 358/02, it is the obligation of the Investor Relations Officer to disclose and communicate to the CVM and, as the case may be, to the stock exchanges and the over-the-counter market entities in which the company’s securities are admitted for trading any material act or fact occurring or related to its business, as well as to ensure its wide and immediate dissemination, simultaneously in all the markets in which such securities are admitted for trading.

5.	We also remind you of the obligation in the sole paragraph of Art. 4 of CVM Instruction No. 358/02 to inquire with the directors and controlling shareholders of the Company, to determine whether they have knowledge of information that should be disclosed to the market.

6.	Please note that as ordered by the Superintendent of Corporate Relations, in exercise of its statutory duties and, based on subparagraph II of Article 9 of Law 6,385/1976, and Article 9 of CVM Instruction No. 452/2007, punitive fines in the amount of R$1,000.00 (one thousand reais) may be applicable, notwithstanding other administrative sanctions for non-compliance with the requirements in this notice within the period of 1 (one) business day from the date of knowledge of the content of this letter, also sent by e-mail.

7.	In the case of any question concerning this Official Letter, please contact analyst Gustavo André Ramos Inúbia, via telephone (21)3554-8501 or via e-mail at ginubia@cvm.gov.br.

Sincerely,

Document signed electronically by Guilherme Rocha Lopes, Manager, on August 23, 2016, at 5:16 p.m., pursuant to Art. 1, III, letter “b”, of Law No. 11,419/2006.

Clarification Statement

In light of news concerning the complaint filed by the State Public Prosecutor of Passo Fundo against a legal representative of Oi, resulting from settlements entered into in legal proceedings underway in Rio Grande do Sul, it is necessary to provide material clarifications in order to restore the truth of the matter.

As is generally known, since the development of the national policy for the privatization of telecommunications services adopted by the government in the 1990s, Companhia Riograndense de Telecomunicações, previously a state-owned company, was privatized. The private companies in this scenario inherited thousands of legal proceedings from users of fixed telephone services, especially in the State of Rio Grande do Sul.

In this context, Oi, the current holder of this liability, as is well known, found itself grappling with hundreds of thousands of lawsuits involving financial participation agreements. In 2009 alone, there were approximately 120,000 ongoing legal proceedings of this nature in Rio Grande do Sul, and, approximately R$3.7 billion of the Company’s funds pledged as a result of legal decisions. Notwithstanding its efforts to legally defend itself in all of the individual proceedings, the issue reached massive proportions, damaging not only the business management of Oi, but also the proper functioning of the local Judiciary.

With this perspective, and with the objective of protecting the company and mitigating its billions in liabilities and frequent attachment of its cash, Oi underwent efforts to settle with the greatest number of claimants possible, instead of continuing to litigate thousands of lawsuits without any end in sight and shouldering high monthly costs.

Inspired by the public policies of incentivizing mediation and conciliation, the company has entered into numerous settlements since 2009. Among them, and after lengthy negotiations, it settled 5,557 legal proceedings in which the claimants were represented by the attorney Maurício Dal Agnol, responsible for more than 13,000 similar proceedings against the company.

These transactions were for an aggregate amount of close to R$638,000,000.00, of which approximately R$63,800,000.00 corresponded to attorney’s fees, which were fixed in the Court of Rio Grande do Sul as part of Oi’s sentence in those cases. As required by law, which prohibits direct contact with claimants, the settlements were signed by attorneys in the lawsuits, whose powers of attorney included the power to settle, granted by the parties represented in court.

It happens that, as reported, the amounts received by the claimants’ representatives, all through legal mechanisms, regrettably were not passed along, in whole or in part, to the respective clients, which, obviously, results in civil and criminal liability solely for these attorneys, and not for Oi or its legal representatives. This fact prompted the investigations by authorities and the temporary suspension of Maurício Dal Agnol’s license by the Rio Grande do Sul Chapter of the Brazilian Bar Association.

Oi was asked to make a statement, always as a witness, and provided all requested information. Among the disclosed information, Oi clarified that it executed, on October 21, 2009, a contract for payment to attorney Dal Agnol, which included a reduction of the amount set aside for attorneys’ fees resulting from judgements against Oi in Rio Grande do Sul. The attorneys’ fees resulting from the withdrawal by the parties of the amounts deposited in court would be reduced, a point that was not accepted by the lawyer, who was represented and assisted in the negotiations by the prominent attorney Dr. Luis Carlos Madeira.

Thus, when executing this contract, Mauricio Dal Agnol’s compensation for the reduction of his attorney’s fees was a condition for the acceptance of such settlements. The final result was the discharge of the attorneys’ fees already established in court.

Compensation to the claimants’ attorney for the portion of the fees to which he would be entitled, but would lose under the terms of the settlement does not and could not represent an illicit payment, money laundering or a breach of fiduciary duty. After all, these amounts were already set aside for the attorney in judicial decisions unfavorable to Oi, which, in its own interest, executed settlements in the interest of protecting its cash reserves at the time.

The Rio Grande do Sul Chapter of the Brazilian Bar Association itself, asked to issue an opinion on the aforementioned contract by the Federal Police of Passo Fundo, recommended the termination of the disciplinary proceeding because it “[...] does not discern any conduct contrary to the code of ethics of the aforementioned attorneys.”

In addition, the Division for Action and Combat of Organized Crime (Grupo de Ação e Combate ao Crime Organizado - GAECO) of the Public Prosecutor of Porto Alegre examined the same contract and the same charges and recommended the termination of the criminal proceeding, listed under No. 001/21500714770. On this occasion, GAECO noted that the company’s representatives “managed to dispel their liability,” so that they “were not involved in the criminal act.” On March 14, 2016, the Magistrate of the 8th Criminal Court of the Central Forum of Porto Alegre accepted the recommendation of GAECO and exempted the company’s employees from any criminal liability on the matter.

Oi will adopt, with commitment and tenacity, all measures necessary for its defense and that of its legal representative. Oi and its legal team emphasize their confidence in the consistency and technicality of the investigative bodies and believe that the issue will be properly cleared up and its legal representative will be acquitted.